UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES THE DESIGNATION OF THE NEW CEOs OF SUBSIDIARIES

Medellin, Colombia, April 14, 2016

Bancolombia announces the designation of the new CEO of its subsidiaries Banca de Inversion Bancolombia S.A. Corporación Financiera, Valores Bancolombia S.A Comisionista de Bolsa, and Fiduciaria Bancolombia S.A.

Jean Pierre Serani Toro was appointed as CEO of Banca de Inversion Bancolombia S.A. Corporación Financiera, who during the past three years was CEO of Valores Bancolombia S.A. Comisionista de Bolsa. Jean Pierre holds a Bachelor of Business Administration (BBA) Undergraduate degree from EAFIT, and a MBA with a concentration in Finance from Georgia Institute of Technology. Jean Pierre has over 14 years of experience in the financial sector and has held different positions in the Grupo Bancolombia related to capital markets including the Vice-Presidency of Business Development of Investment Banking. Mr. Serani will replace Ricardo Jaramillo, who resigned in order to take over the Corporative Finance Vice-presidency of Grupo Suramericana de Inversiones S.A.

Juan Felipe Giraldo Ospina was appointed as CEO of Valores Bancolombia S.A Comisionista de Bolsa. He holds a degree in Management Engineering from Escuela de Ingenieria de Antioquia, as well as a Master in Finance from the Instituto Tecnologico de Monterrey, and he has also completed executive management programs at Kellogg School of Management and the Universidad de los Andes. Juan Felipe has been in the stock market for over 18 years and has been working at Valores Bancolombia since 1999 in different commercial, projects and management positions such as General Director of Valores Bancolombia Panama, Vice-president of Investment and Vice-President of Structuring and Strategy.

Julian Mora Gomez was appointed as CEO of Fiduciaria Bancolombia, and holds a law degree from Universidad Pontificia Bolivariana-UPB, a postgraduate degree in insurance from UPB, and an MBA from Escuela Alta Direccion-EADA in Barcelona, España. During his 14 years in Grupo Bancolombia Julian held different positions at Fiduciaria Bancolombia in the legal department and recently he has been leading the Industry and Commerce department of Banca de Inversion Bancolombia. He replaced Juan David Correa Solórzano, who resigned to become the CEO of Proteccion S.A Sociedad Administradora de Fondos de Pensiones y Cesantias.

Grupo Bancolombia expresses its gratitude to Ricardo Jaramillo Mejia and Juan David Correa Solorzano for their years of service at the Company, during which their leadership, commitment and business vision were decisive in the achievement of the Company’s strategic objectives and growth. For them, a recognition and the best wishes for a successful management in the new professional challenges they assume.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 14, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance